Filed by Precise Software Solutions Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation (“VERITAS Software”), and Precise Software Solutions Ltd., an Israeli corporation (“Precise”), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the “Merger Agreement”), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

The following is an email communication sent to employees of Precise on June 25, 2003, accompanied by a list of Frequently Asked Questions:

Dear Precise Employee,

Many employees have asked questions about what happens to their stock options as a result of the VERITAS acquisition of Precise. The legal and tax teams have assembled the attached paper to answer general questions about the conversion of Precise employee stock options to VERITAS employee stock options. Here are five key highlights:

First, the conversion from Precise options to VERITAS options is automatic-there is no specific action required by you.

Second, within two business days after the close, your VERITAS options will appear in an E*Trade account registered in your name.

Third, E*Trade: E*Trade will contact you directly by e-mail with account activation instructions. Precise employees can then activate their E*Trade accounts by filling out an application, setting up passwords, etc. Upon completion of activation, you will be able to review your account.

Fourth, the conversion calculation for share price and number of VERITAS options is described in sections 3 through 6 of the attached document. Please keep in mind that both are based upon the closing prices of VERITAS as of the last five trading days prior to the effective date of the acquisition (referred to as the “Option Exchange Ratio” in the attached document). Therefore an exact figure will not be available until the effective date of the acquisition.

Fifth, your vesting schedule stays the same.

Finally, we do recommend that you consult with your own tax advisor as to the tax consequences of any particular transaction you may undertake involving VERITAS or Precise shares or options. You may receive additional requests from VERITAS, but all will contain instructions if action is required by you. In case you have additional questions, all of the following people are available to answer any additional questions you may have:

VERITAS: Amy Alleman (amy.alleman@veritas.com) or Maria Cospin (maria.cospin@veritas.com <mailto:maria.cospin@veritas.com>)

Precise: Marianne Horan (mhoran@precise.com) for U.S. options or Dror Elkyam (delkyam@precise.com <mailto:delkyam@precise.com>) for international options.

Thank you,

Marianne Horan
Director, Business & Corporate AffairsPrecise
Software Solutions, Inc.
Tel: 781-461-0700, ext. 1-466
Fax: 781-461-0079

June 25, 2003

Information regarding Employee Stock Options
For Employees of
Precise Software Solutions Limited and Its Subsidiaries

To All Precise Employees:

We know that many employees have questions regarding what happens to their stock options as a result of the acquisition of Precise by VERITAS. The following communication answers some general questions relating to the conversion of Precise Software Solutions Limited employee stock options for VERITAS employee stock options. Please review the information in detail. You should consult with your own tax advisor as to the tax consequences of any particular transaction you may undertake involving VERITAS or Precise shares or options.

1.	What is the transaction between Precise and VERITAS? How will it affect Precise shares?

Upon the effectiveness of the acquisition of Precise by VERITAS (the “Effective Time”), Precise Software Solutions Limited will merge with a wholly owned subsidiary of VERITAS Software Corporation. In the transaction, Precise shareholders (other than those who are Israeli holders) will receive for each share of Precise they own either (a) $16.50 in cash or (b) a combination of $12.375 in cash and 0.2365 of a share of VERITAS common stock. Precise shareholders who are Israeli holders will receive for each share of Precise they own either (a) $16.50 in cash or (b) $12.375 in cash plus the value of 0.2365 of a share of VERITAS common stock paid in cash. For further information, see the Proxy Statement dated June 2, 2003.

2.	What happens to my Precise employee stock options as a result of the transaction?

Each outstanding Precise employee stock option will be assumed by VERITAS and converted to an option to acquire VERITAS shares.

3.	How many VERITAS options will I receive?

In accordance with Section 5.11 of the merger agreement between VERITAS and Precise, each Precise Stock Option will become exercisable for that number of whole shares of VERITAS Common Stock equal to the product of the number of Precise Shares that were issuable upon exercise of the Precise Stock Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio (as defined below), rounded down to the nearest whole number of shares.

4.	How will the exercise price of my New VERITAS options be determined?

The per share exercise price for the shares of VERITAS Common Stock issuable upon exercise will be equal to the quotient determined by dividing the exercise price per Precise Share at which the Precise Stock Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent.

5.	What is the Option Exchange ratio?

The “Option Exchange Ratio” is the greater of the following two fractions:

(i)

The quotient obtained by dividing $16.50 by the average closing sale price of one share of VERITAS Common Stock as reported on NASDAQ for the five (5) consecutive trading days ending immediately prior to the Effective Time, or

(ii)

The sum of (A) 0.2365, and (B) the quotient obtained by dividing $12.375 by the average closing sale price of one share of VERITAS Common Stock as reported on NASDAQ for the five (5) consecutive trading days ending immediately prior to the Effective Time.

6.	Example:

As of June 9, 2003, the closing prices of VERITAS as of the last five trading days were as follows:

Jun-06-03	$28.26
Jun-05-03	$28.67
Jun-04-03	$28.46
Jun-03-03	$27.80
Jun-02-03	$27.43

The average five-day price was $28.124. If the Effective Time had occurred on June 9, the option exchange ratio would have been the greater of:

(i)	$16.50 divided by $28.124, (0.5867), or

(ii)	$12.375 divided by $28.124, (0.4400), plus0.2365, for a total of 0.6765.

The greater of (i) or (ii) is 0.6765.

If you held an option to acquire 1,000 Precise shares at an exercise price of $14.50, then your option would have been converted to an option to acquire 676 shares of VERITAS stock (1,000 times 0.6765, rounded down to the nearest whole share). Your exercise price would be $21.44 per share ($14.50 divided by 0.6765, rounded up to the nearest whole cent). The result of this calculation is that you will have approximately the same option cost, and therefore the same gain on the exercise of your VERITAS options as you would have from your Precise options, because the total option price stays the same. In this example, the total cost of your (old) Precise option ($14,500 = 1,000 shares times $14.50) is almost exactly the same as the total cost of your (new) VERITAS option ($14,493 = 676 shares times $21.44).

7.	How will the VERITAS options differ from the Precise options?

The VERITAS options you receive will generally be subject to the same terms and conditions as your Precise Options, except:

  When you exercise your vested VERITAS options, you will receive shares of common stock of VERITAS rather than shares of Precise.
  The exercise price and number of shares subject to your options will be adjusted to reflect the Option Exchange Ratio as explained above.

Subject to the above exceptions, each Precise Stock Option assumed by VERITAS under the merger agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions). For Precise employees who are accepting employment with VERITAS (other than transitioning employees) and who remain with VERITAS through six months from the Effective Time, the period of time for exercising vested options following termination of employment will be extended to one year (now normally three months). For employees with specific Release Dates, the one-year extended exercise period begins on the Release Date.

For example, prior to the Effective Time, you held an option to acquire 1,000 Precise shares, and the option was 25% vested (250 shares). If the Precise option was converted to a VERITAS option for 676 shares, as in the example in Question #6 above, then 169 VERITAS options (25% times 676 shares) would be vested upon conversion. The remaining portion of your newly-converted shares would continue to vest in accordance with the vesting schedule of the original Precise option.

Precise employees in the United States: Incentive stock options (ISOs) granted under the Precise option plans will continue to qualify as incentive stock options for U.S. tax purposes. The extension of the post-termination exercise period offered to Precise employees, however, could result in the options losing ISO status under certain circumstances, as described below:

For example, if on the date that is six months from the Effective Time, the fair market value of VERITAS stock is greater than the option price, then the option will no longer be treated as an ISO. This means that the option gain is taxed upon exercise, and income tax withholding as well as FICA (social security and Medicare tax) will apply to the gain upon exercise.

For example, if on the date that is six months from the Effective Time, the fair market value of VERITAS stock is less than or equal to the option price, then the option will continue to be treated as an ISO unless it is exercised more than three months after termination. If the option is exercised more than three months after termination, then the option gain is taxed upon exercise, and income tax withholding as well as FICA (social security and Medicare tax) will apply to the gain upon exercise. If the option is exercised within three months after termination, the shares would have to be held until after the date that is two years and six months from the Effective Time (two years from the date of the “new” option grant) in order to be eligible for ISO tax treatment.

Because of the potential impact the extended exercise period may have upon the ISO status of your options, employees will be asked to consent to or decline the extended exercise period prior to the Effective Time. The consent form will be distributed to U.S. employees separately. Employees should consult their tax advisor.

Precise employees in Israel: Precise has received a ruling from the Israeli tax authorities, dated June 11, 2003 that the VERITAS options you receive will qualify as Section 102 options (except that Precise Section 102 options will be replaced with VERITAS Section 102 options), and that the required holding period will include the period during which you held the Precise Section 102 options. Precise Section 3(i) options will be replaced with VERITAS 3(i) options. Employees should consult their tax advisor.

8.	Can I exercise my Precise stock options prior to the Effective Time?

You can continue to exercise your Precise options prior to the acquisition. However, because Precise’s regular quarterly “black-out period” started on June 13, 2003, you cannot sell shares underlying your options from now until after the Effective Time. For those of you who exercised Precise options prior to the black-out period and did not sell them, any Precise shares you acquire will be converted to cash or a combination of cash and stock as described in Question #1. For further information, see the Proxy Statement.

9.	What do I need to do now?

Options

Generally you need not do anything to receive VERITAS options in place of your Precise options. The conversion will happen automatically.

Precise employees in the United Kingdom: Prior to Closing, UK employees who hold qualified options under the Precise UK Subplan must file an Exchange Agreement so that their options continue to be qualified for favorable UK tax treatment after the conversion. Further details will be provided separately to UK employees.

Precise employees in France: Prior to Closing, French employees must execute an Election Agreement if they wish to receive VERITAS qualified options under the VERITAS French Subplan in place of their Precise qualified and nonqualified options. Further details will be provided separately to French employees.

Precise employees in The Netherlands: Prior to Closing, Dutch employees must sign an Agreement that requires a “cashless exercise” of their Precise options. Further details will be provided separately to Dutch employees.

There are no special requirements for Precise employees in other countries.

Shares

To exchange any Precise shares you hold for cash or a combination of cash and VERITAS stock, please refer to the instructions in the Proxy Statement.

10.	Can I elect to keep my Precise options instead of having them convert to VERITAS options?

No.     All of your outstanding Precise options will be automatically converted to VERITAS options. Precise stock will no longer be publicly traded after the Effective Time.

11.	When can I exercise my vested VERITAS options after they have been converted?

Because the Option Conversion ratio cannot be determined until the Effective Time, the conversion of Precise options to VERITAS options cannot be performed until shortly after the Effective Time. We anticipate that it will take approximately two business days to perform the conversion.

In addition, in order for you to be able to freely trade the VERITAS shares acquired upon exercise of your VERITAS options, VERITAS must first register the shares subject to the option plans being assumed by VERITAS with the U.S. Securities and Exchange Commission (SEC). VERITAS expects to file the required registration statement (Form S-8) within approximately two business days after the Effective Time. Once the registration statement is filed, you will be able to exercise your vested VERITAS options and freely trade the VERITAS shares, subject to any insider trading restrictions. See Question #12 below.

12.	Does VERITAS have an insider trading policy that may restrict my ability to trade VERITAS shares?

Yes.     VERITAS prohibits any employee from trading in VERITAS shares while in possession of material nonpublic information concerning VERITAS. In addition, VERITAS maintains an “access list” of those employees who regularly have access to material, non-public information during the normal course of their duties. Access persons may trade in VERITAS shares only during the period beginning after the close of trading two full trading days following VERITAS’ widespread public release of quarterly or year-end earnings, and ending at the close of trading on the fifteenth (15th) day before the end of the then-current quarter.

You will receive further information regarding VERITAS’ Insider Trading Policy with your option documentation.

13.	How do I exercise my VERITAS options?

VERITAS options are exercised through the E*Trade Securities Optionslink system. Shortly after the Effective Time, you will receive an e-mail message from E*Trade with instructions on how to set up and activate your E*Trade Optionslink account.

Precise employees in Israel: You will receive separate instructions on how options held in trust will be viewed and exercised.

14.	Will taxes be withheld from option exercises?

It is VERITAS’ policy to withhold and pay any income taxes and social/employment taxes from the exercise of employee stock options in each country in which it is required to do so. Taxes will be automatically deducted in the E*Trade Optionslink system where VERITAS is legally required to do so. Taxes are withheld at the maximum tax rates. If the amount withheld is more than the amount that VERITAS is required to remit to the tax authorities, then the difference will be credited to your account or refunded to you through payroll.

15.	Will I be able to participate in the VERITAS employee stock purchase plan?

You will be eligible to enroll in the VERITAS Employee Stock Purchase Plan (ESPP) for employees in the U.S. or International Employee Stock Purchase Plan (IESPP) for employees outside the U.S., excluding certain countries where exchange controls prohibit participation. The next enrollment date will be for the purchase period beginning August 16, 2003. You will receive a separate communication regarding procedures for enrolling in the ESPP or IESPP.

16.	Whom do I contact if I have questions?

If you have questions regarding the exchange offer, please do not hesitate to contact Amy Alleman (amy.alleman@veritas.com) or Maria Cospin (maria.cospin@veritas.com) at VERITAS, or Marianne Horan (mhoran@precise.com) for U.S. options or Dror Elkyam (delkyam@precise.com) for international option plans at Precise.

*****

IN CONNECTION WITH THE PROPOSED MERGER WITH PRECISE, VERITAS HAS FILED A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A PROXY STATEMENT/PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VERITAS AND PRECISE.

PRECISE, ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM PRECISE SHAREHOLDERS IN FAVOR OF THE MATTERS TO BE CONSIDERED AT THE EXTRAORDINARY MEETING. A DESCRIPTION OF ANY INTERESTS THAT THE DIRECTORS AND EXECUTIVE OFFICERS OF PRECISE MAY HAVE IS AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.